Filed pursuant to Rule 433

Registration Statement Nos. 333-202913 and 333-180300-03

September 6, 2016

September 2016	Raymond James

Credit Suisse Structured Product Offering List

Please find the summary of the indicative terms for our September offerings below. All terms, including but not limited to coupon rate, participation rate, knock-in level, coupon barrier level, buffer amount, automatic redemption premium and fixed payment percentage, as applicable, are subject to change and will be determined on the Trade Date. Additionally, dates listed below are expected dates, which are subject to change due to market conditions. The sales concessions listed may only represent a portion of the total underwriting discounts and fees for an offering. Capitalized terms used herein shall have the meaning given to them in the applicable offering documents. Any payment on the securities is subject to Credit Suisse’s ability to pay its obligations as they become due. Each of these summaries of the indicative terms for our September offerings is a general description of the terms of such offering. Please see the applicable offering document at the links provided below. See “Selected Risk Considerations” in the applicable offering documents.

FOR BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION. SUBJECT TO CHANGE.

18 Month SPX RTY Digital Barrier Notes
If a Knock-In Event does not occur, the investor is entitled to receive a fixed payment at maturity expected to be between [9.10%-10.10%]*. If a Knock-In Event occurs, the Redemption Amount at maturity will equal the principal amount of the securities held multiplied by the sum of one plus the performance of the Lowest Performing Underlying.
CUSIP	Underlying(s)	Knock-In Level	Fixed Payment Percentage*	Sales Concession	Preliminary Pricing Supplement	Fact Sheet	Trade Date	Settlement Date	Maturity Date
22548QFC4	Lowest Performing of: S&P 500® Index and Russell 2000® Index	Approximately 75% of Initial Level; European Knock-In	[9.10-10.10]%	1.25%			9/23/16	9/30/16	3/30/18

3 Year SPX Absolute Return Barrier Securities
If the Final Level of the Underlying is equal to or greater than the Initial Level, the investor is entitled to receive a payment at maturity based on the percentage change from the Initial Level to the Final Level times an Upside Participation Rate expected to be 150%*, subject to a cap expected to be between [30.50-35.50]%. If the Final Level is less than the Initial Level, and a Knock-In Event occurs, the Redemption Amount will equal the principal amount of the securities held multiplied by the sum of one plus the performance of the Underlying. If the Final Level is less than the Initial Level, and a Knock-In Event has not occurred, the Redemption Amount will equal the principal amount of securities held multiplied by the sum of one plus the absolute value of the performance of the Underlying.
CUSIP	Underlying(s)	Knock-In Level*	Upside Participation Rate*	Sales Concession	Preliminary Pricing Supplement	Fact Sheet	Trade Date	Settlement Date	Maturity Date
22548QFE0	S&P 500® Index	Approximately 80% of Initial Level; European Knock-In	150.00%	2.00%			9/23/16	9/30/16	9/30/19

FOR BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION. SUBJECT TO CHANGE.

4 Year SPX XOP Autocallable Securities
If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and you will be entitled to a cash payment equal to the principal amount of the securities held plus the Automatic Redemption Premium applicable to that Trigger Observation Date. If a Trigger Event occurs on the first Trigger Observation Date, then the investor will be entitled to receive a cash payment equal to the principal amount of the securities held plus [17.40-21.40]%*; on the second Trigger Observation Date, then the investor will be entitled to receive a cash payment equal to the principal amount of the securities held plus [34.80-42.80]%*; on the third Trigger Observation Date, then the investor will be entitled to receive a cash payment equal to the principal amount of the securities held plus [52.20-64.20]%*; If the Final Level of each Underlying is equal to or greater than its Initial Level, then the investor will be entitled to receive a cash payment equal to the principal amount of the securities held plus [69.60-85.60]%*. If a Trigger Event has not occurred and the Final Level of the Lowest Performing Underlying is less than its Initial Level, and a Knock-In Event occurs, the Redemption Amount will equal the principal amount of the securities held multiplied by the sum of one plus the performance of the Lowest Performing Underlying. If a Trigger Event has not occurred and the Final Level of the Lowest Performing Underlying is less than its Initial Level, and a Knock-In Event has not occurred, the Redemption Amount will equal the principal amount of the securities held plus 10.00%.
CUSIP	Underlying(s)	Knock-In Level*	Trigger Level*	Sales Concession	Preliminary Pricing Supplement	Fact Sheet	Trade Date	Settlement Date	Maturity Date
22548QFD2	Lowest Performing of: S&P 500® Index and SPDR® S&P® Oil & Gas Exploration & Production ETF	Approximately 70% of Initial Level; European Knock-In	100% of Initial Level	1.75%			9/23/16	9/30/16	9/30/20

* The actual coupon rate, upside participation rate, knock-in level, coupon barrier level, buffer amount, fixed payment percentage, automatic redemption premium, underlying return cap or fixed payment percentage, as applicable, to be determined on the Trade Date.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, with respect to the offerings to which this Structured Product Offering List relates. Before you invest, you should read the applicable Preliminary Pricing Supplement, the applicable Underlying Supplement, the applicable Product Supplement, the Prospectus Supplement and the Prospectus, to understand fully the terms of each offering of securities and other considerations that are important in making a decision about investing in any of the securities. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those discussed herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Pricing Supplement, Underlying Supplement, Product Supplement, Prospectus Supplement and Prospectus if you request by calling toll-free 1-(877)-927-7335.